OPERATING AGREEMENT

OF IMMANENT, LLC
A Texas Limited Liability Company

1. FORMATION

This Operating Agreement (the "Agreement") is entered into as of April 15th, 2026, by and among the Members listed herein.

The Company was formed as a Texas limited liability company by filing a Certificate of Formation with the Secretary of State of the State of Texas on April 30th, 2024.

2. NAME AND PURPOSE

2.1 Name
The name of the Company is IMMANENT, LLC (the "Company").

2.2 Purpose
The purpose of the Company is to develop, produce, finance, distribute, and otherwise exploit a motion picture currently entitled "IMMANENT" (the "Project"), and to engage in any lawful activities related thereto.

3. MEMBERS AND OWNERSHIP

The Company shall have the following Members, each holding the percentage interest set forth below:
- Jorge De La Colina — 33.33%
- Lee Brandt — 33.33%
- Starla Christian — 33.33%

All Members shall share equally in ownership, subject to the terms of this Agreement.

4. MANAGEMENT OF THE COMPANY

4.1 Member-Managed Company
The Company shall be managed by its Members. Each Member shall have equal rights in the management and conduct of the Company's business, except as otherwise expressly provided herein.

4.2 Roles of Members
The Members acknowledge and agree to the following roles in connection with the Project:
- Jorge De La Colina shall serve as Director and Producer
- Lee Brandt shall serve as Producer, Writer, and Actor

- Starla Christian shall serve as Producer

Each Member shall perform duties consistent with their role and shall act in good faith in furtherance of the Project.

4.3 Protection of Member Roles

Each Member's role in the Project is considered material to the development and production of the Project. No Member's role shall be materially diminished, reassigned, or terminated without that Member's consent, except as otherwise expressly provided in this Agreement.

4.4 Writer and Actor Protections

The Writer (Lee Brandt) shall retain authorship credit and shall not be replaced as writer of the Project without their consent, except in the event of material breach, inability to perform, or unanimous agreement of the Members.

The Actor (Lee Brandt) shall be attached to perform the lead role in the Project, subject to customary conditions including availability, performance, and production requirements. Any replacement shall require the unanimous consent of the Members.

4.5 Producer Protections

Each Producer Member shall retain their Producer credit and associated responsibilities and shall not be removed or materially limited without their consent, except as provided under Section 7 of this Agreement.

5. CREATIVE CONTROL

5.1 Director Authority

The Director (Jorge De La Colina) shall have final decision-making authority over all creative aspects of the Project, including but not limited to:
- Script interpretation and execution
- Casting decisions
- Visual style and cinematography
- Editing and final cut decisions
- Overall artistic direction of the Project

5.2 Limitation on Removal of Director

The Director may not be removed, replaced, or have their authority materially limited without the unanimous written consent of all Members.

6. BUSINESS DECISIONS AND VOTING

6.1 General Business Decisions

All business and financial decisions of the Company shall be made by the Members collectively.

6.2 Voting Rights
Each Member shall have voting power proportional to their ownership interest (33.33% each).

6.3 Majority Approval Matters
Routine business decisions may be approved by a majority vote of the Members.

6.4 Unanimous Approval Matters
The following actions shall require the unanimous written consent of all Members:
- Admission of new Members
- Removal or replacement of any Member
- Removal or replacement of the Director
- Amendment of this Operating Agreement
- Sale, transfer, or assignment of a Member's interest
- Approval of final financing structure and investor agreements
- Sale or disposition of the Project or Company assets

7. REMOVAL AND REPLACEMENT OF MEMBERS

7.1 Removal of Members
No Member may be removed from the Company without the unanimous written consent of all Members, except in cases of:
- Fraud
- Willful misconduct
- Material breach of this Agreement

7.2 Replacement of Members
Any replacement or addition of a Member shall require unanimous approval of the existing Members.

8. COMPANY FINANCES AND EXPENDITURES

8.1 Company Bank Account
All Company funds shall be maintained in a designated Company bank account. No Member shall use Company funds for personal purposes.

8.2 Spending Authority

The following spending approval structure shall apply:
- Up to $1,000: Any one Member may approve and execute expenditures

in the ordinary course of business.
- Over $1,000: Any expenditure exceeding $1,000 shall require the approval of at least two (2) Members.

8.3 Major Financial Decisions

The following actions shall require the unanimous written consent of all Members:
- Approval of the overall production budget
- Any material deviation from the approved budget
- Entering into financing agreements
- Sale or disposition of Company assets

9. CREATIVE AND PRODUCTION DECISIONS

9.1 Key Personnel Decisions
The hiring or replacement of key creative personnel, including but not limited to principal cast members, cinematographer, editor, and other department heads, shall require the unanimous consent of all Members.

9.2 Material Creative Changes
Any material changes that significantly affect the scope, direction, or execution of the Project shall require unanimous approval of the Members.

10. REIMBURSEMENT OF EXPENSES

All documented pre-production, development, and administrative expenses paid personally by Members on behalf of the Company shall be reimbursed by the Company prior to any distributions to investors or Members.

11. INVESTOR STRUCTURE AND PROFIT DISTRIBUTION

11.1 Investor Status
Investors in the Project shall be non-voting participants and shall not be admitted as Members of the Company.

11.2 Profit Participation
Investors shall receive distributions in accordance with a separate recoupment waterfall schedule, as approved by the Members.

12. OWNERSHIP OF INTELLECTUAL PROPERTY

All rights, title, and interest in and to the Project, including but not limited to the screenplay, footage, edits, and all related materials, shall be owned exclusively by the Company.

No individual Member shall claim separate ownership of the Project outside of the Company.

13. FAILURE TO FINANCE THE PROJECT

In the event that sufficient financing for the Project is not secured within a reasonable period as determined by unanimous agreement of the Members, the Members may agree to suspend, restructure, or dissolve the Company.

14. BREACH AND REMEDIES

In the event that any Member takes action on behalf of the Company without the required approvals set forth in this Agreement, such action may be deemed unauthorized and not binding on the Company.

Any Member who causes financial loss to the Company through unauthorized actions, misuse of funds, or breach of this Agreement shall be responsible for reimbursing the Company for such losses.

A material breach of this Agreement shall constitute grounds for removal of a Member in accordance with Section 7.

The Company and the non-breaching Members shall have the right to pursue any and all legal or equitable remedies available under applicable law.

Jorge De La Colina, Managing Member

Date: April 27, 2026

Lee Brandt

Lee Brandt, Managing Member

Date: April 20, 2026

Starla Christian, Managing Member

Date: Apr 24, 2026